UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO

SECTION 14F-1 OF THE

SECURITIES EXCHANGE ACT OF 1934

DESIGN WITHIN REACH, INC.

(Exact name of registrant as specified in its charter)

Delaware	000-50807	94-3314374
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

225 Bush Street, 20th Floor, San Francisco CA 94104

(Address of principal executive offices, Zip Code)

(415) 676-6500

Registrant’s telephone number, including area code

Ray Brunner

President and Chief Executive Officer

Design Within Reach, Inc.

225 Bush Street, 20th Floor

San Francisco, California 94104

Tel.: (415) 676-6500

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

DESIGN WITHIN REACH, INC.

225 Bush Street, 20th Floor

San Francisco, California 94104

Tel.: (415) 676-6500

Information Statement Pursuant to Section 14(f) of the

Securities Exchange Act of 1934 and

Securities and Exchange Commission Rule 14f-1

Notice of Change in the

Majority of the Board of Directors

July 20, 2009

INTRODUCTION

The information contained in this information statement is being furnished to all holders of record of common stock of Design Within Reach, Inc. at the close of business on July 2, 2009 in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that act in order to effect a change in majority control of Design Within Reach’s Board of Directors other than by a meeting of stockholders. This information statement is being distributed on or about July 20, 2009. Unless the context otherwise requires, “we,” “our,” “us” and similar expressions refer to Design Within Reach, Inc.

As of July 2, 2009, there were 14,506,243 shares of our common stock issued and outstanding with the holders thereof being entitled to cast one vote per share.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

On July 20, 2009, we entered into a Securities Purchase Agreement relating to a private placement of shares of our common stock and a new series of preferred stock, designated Series A 9% Convertible Preferred Stock. Pursuant to the Securities Purchase Agreement, Glenhill Special Opportunities Master Fund LLC, an affiliate of Glenhill Capital Management, LLC (the “Investor”), subject to customary closing conditions, will invest $15 million of additional capital into the company in exchange for a 91.33% ownership stake, subject to adjustment as described below. Affiliates of the Investor currently own approximately 17.1% of our outstanding common stock.

Upon the closing of the transactions contemplated by the Securities Purchase Agreement, the Investor will purchase 15,400,000 shares of our common stock at a purchase price of $0.15 per share and 1,000,000 shares of a new series of Series A 9% Convertible Preferred Stock at a purchase price of $12.69 per share. In connection with the transaction, the Investor intends to designate three directors to our Board of Directors. It is anticipated that Ray Brunner and Peter Lynch will continue to serve as directors. It is also anticipated that the remaining directors will resign, and the Investor will have designated three out of the five directors. The key rights, preferences and privileges of the Series A preferred stock are contemplated to be as follows:

Dividends. Holders of the Series A preferred stock will be entitled to an annual compounded dividend of 9% on each share of Series A preferred stock, payable in kind at the purchase price of the Series A preferred stock, annually in arrears. In the event that our stockholders do not approve the necessary increase in the number of authorized shares of common stock to permit full conversion of the Series A preferred stock or a default by us on any of the material terms and conditions of the Series A preferred stock, including, without limitation:

•	failing to timely register the resale of the common stock issued in the transaction and the shares of common stock issuable upon conversion of the Series A preferred stock issued in the transaction;

•	if the registration statement does not remain continuously effective;

•	if we fail to timely deliver stock certificates upon conversion of the Series A preferred stock;

•	if we fail to reserve a sufficient number of shares to permit full conversion of the Series A preferred stock;

•	the occurrence of certain bankruptcy related events; or

•	a monetary judgment against us for an amount in excess of $50,000,

the annual dividend rate will automatically increase to 15%.

Conversion. Subject to stockholder approval of the increase in the number of authorized shares of our common stock, the Series A preferred stock will be convertible, at the option of the holder of the Series A preferred stock, into the number of shares of common stock which, together with the 15,400,000 shares of common stock to be issued to the Investor in connection with the transaction, equal 91.33% of our outstanding common stock, subject to the adjustments described below.

Anti-dilution. The Series A preferred stock will be subject to full ratchet anti-dilution protection in connection with future issuances of equity securities, subject to customary exceptions.

Liquidation Preference. The liquidation preference per share of the Series A preferred stock will be equal to the purchase price of the Series A preferred stock plus any accumulated but unpaid dividends. However, if our stockholders do not approve the increase in the number of authorized shares of our common stock within 90 days of the closing, the liquidation preference per share of the Series A preferred stock will automatically increase to four times such amount and increase in increments of 5% for each month thereafter pro rated daily. A merger, consolidation (other than one in which our stockholders own a majority by voting power of the outstanding shares of the surviving or acquiring corporation), sale of voting control or a sale, lease, transfer or other disposition of all or substantially all of our assets will be deemed to be a liquidation and will entitle the holders of the Series A preferred stock to receive at the closing of such transaction (and at each date after the closing on which additional amounts (such as earn out payments, escrow amounts and other contingent or deferred payments) are paid to stockholders) at their election the greater of: (i) the applicable liquidation preference or (ii) the amount they would be entitled to receive had such holders of Series A preferred stock converted their shares into common stock immediately prior to the closing of the transaction.

Voting Rights. Holders of the Series A preferred stock will have voting rights equal to the number of shares of common stock into which the Series A preferred stock is convertible, on an “as if” converted basis. The holders of the Series A preferred stock will vote together with holders of the common stock as one class on all matters. In addition, some actions, including, without limitation:

•	incurring additional indebtedness;

•	incurring additional liens;

•	amending our charter documents;

•	repurchases of shares of our stock; and

•	paying cash dividends,

will require the consent of the holders of at least 75% of the Series A preferred stock, voting as a separate series.

Redemption. If our stockholders do not approve the increase in the number of authorized shares of our common stock, then on or after the first anniversary of the closing, the holders of the Series A preferred stock will be entitled, in their sole discretion, to require us to redeem their shares of Series A preferred stock at the applicable liquidation preference.

Registration Rights. The common stock issued in the proposed transaction and the common stock issuable upon conversion of the Series A preferred stock will be entitled to customary registration rights.

Right of Participation. If we propose to offer equity or equity-like securities to any person (other than in an underwritten public offering), the Investor will have the right to purchase its pro rata portion of such shares (based on the number of shares which would be outstanding assuming that the stockholders approved the increase in the authorized number of shares of our common stock, on an as-converted and as-exercised basis).

Expenses; Adjustment of Conversion Price. We have covenanted that our transaction expenses will not exceed $750,000 (the “Expense Cap”). If our transaction fees do exceed the Expense Cap, then the number of shares of common stock issuable upon conversion of the Series A preferred stock will automatically increase pro rata into the number of shares of our common stock which, together with the 15,400,000 shares of common stock to be issued to the Investor in connection with the proposed transaction, equal up to 95% of our outstanding common stock, based on the excess of our actual transaction expenses over the Expense Cap, up to a maximum of $1,377,000 of such transaction expenses.

Registration Obligations and Liquidated Damages. We are obligated to file a registration statement on Form S-3 (or if Form S-3 is not available, on another appropriate form) registering the resale of shares of our common stock issued pursuant to the Securities Purchase Agreement and issuable upon conversion of the Series A preferred stock. If:

•	the registration statement is not timely filed, or declared effective within the time frame described;

•	the registration statement is suspended other than as permitted in the registration rights agreement;

•	after effectiveness, the registration statement ceases to remain continuously effective for ten consecutive calendar days or fifteen calendar days in any twelve month period; or

•	we fail to make current public information available,

we are obligated to pay holders of registrable securities additional cash fees. The cash fees are equal to 2% of the aggregate purchase price pursuant to the Securities Purchase Agreement for any unregistered registrable securities then held by the holder for each month in which we fail to take these actions, subject to a maximum of $1.5 million. These liquidated damages will be pro rated for partial months. These liquidated damages will also accrue interest at a rate of 18% per year if we fail to make such payments within seven days.

Indemnification. We have granted the Investor customary indemnification rights in connection with the registration statement. The Investor has also granted us customary indemnification rights in connection with the registration statement.

The transactions contemplated by the Securities Purchase Agreement are subject to customary closing conditions, including absence of government restraints, absence of any material adverse effect on us, the filing of this information statement by us and the passage of any required periods hereunder and other customary conditions. The parties also have agreed to certain covenants and agreements, including, with respect to public disclosure and similar matters. We are also subject to an “exclusivity” restriction on our ability to solicit alternative acquisition or financing proposals, provide information and engage in discussion with third parties, except under certain limited circumstances.

The Securities Purchase Agreement contains representations and warranties by each of us and the Investor. The assertions embodied in those representations and warranties were made solely for purposes of the Securities Purchase Agreement and are subject to qualifications and limitations agreed to by the respective parties in connection with negotiating the terms of the Securities Purchase Agreement. In addition, certain representations and warranties were made as of a specific date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders or may have been used for purposes of allocating risk between the respective parties rather than establishing matters of fact. Investors should read the Securities Purchase Agreement together with the other information concerning us and the Investor that each company publicly files in reports and statements with the Securities and Exchange Commission.

The parties have also agreed upon certain termination rights for both us and the Investor. In certain circumstances, upon termination, we may be required to pay to the Investor a termination fee of $500,000.

In connection with the Securities Purchase Agreement, the Investor and our directors intend to enter into voting agreements agreeing to vote any shares of our capital stock owned by such parties in favor of an increase in the number of authorized shares of our common stock to permit full conversion of the Series A preferred stock and to elect the Investor’s designees to our Board of Directors.

In connection with the Securities Purchase Agreement, our Board of Directors approved an amendment, dated as of July 17, 2009, to the Rights Agreement, dated as of May 23, 2006, between us and American Stock Transfer & Trust Company, LLC, as Rights Agent, as previously amended, in order to prevent the execution of the Securities Purchase Agreement or the voting agreements or the consummation of the transactions contemplated in the Securities Purchase Agreement or the voting agreements from triggering the ability to exercise any rights under the Rights Agreement.

In connection with the Securities Purchase Agreement, it is anticipated that we will terminate our 2004 Equity Incentive Award Plan, as amended (the “2004 Plan”). All awards outstanding under the 2004 Plan will accelerate and terminate 30 days after the closing of the transactions contemplated by the Securities Purchase Agreement. Each participant in the 2004 Plan will have the right to exercise such awards prior to their termination.

Prior to the closing of the proposed investment transaction, our Board of Directors is composed of Hilary Billings, Ray Brunner, Peter Lynch, William McDonagh, James Peters and Lawrence Wilkinson. It is anticipated that Hilary Billings, William McDonagh, James Peters and Lawrence Wilkinson will resign at the closing of the proposed investment transaction. In accordance with our bylaws for filling board vacancies, the remaining board members, Ray Brunner and Peter Lynch, intend to appoint Glenn J. Krevlin, David Rockwell and William Sweedler to serve as directors of our company effective at the closing of the proposed investment transaction. Messrs. Krevlin, Rockwell and Sweedler have been designated by the Investor. In addition, the size of our Board of Directors will be reduced to five.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth information as of July 2, 2009 regarding the beneficial ownership of our common stock by (a) each person known to our Board of Directors to own beneficially 5% or more of our common stock, (b) each director of our company, (c) the named executive officers (as defined below) and (d) all of our directors and executive officers as a group. Information with respect to beneficial ownership has been furnished by each director, officer or 5% or more stockholder, as the case may be.

Percentage of beneficial ownership is calculated based upon 14,506,243 shares of common stock that were outstanding as of July 2, 2009. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and includes shares of our common stock issuable pursuant to the exercise of stock options, warrants or other securities that are exercisable or convertible within 60 days of July 2, 2009. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

Name and Address of Beneficial Owner (1)	Number of Shares Beneficially Owned (2)	Percentage of Shares Beneficially Owned
5% Stockholders:
SCSF Equities, LLC and affiliates (3)	2,523,200	17.4%
Glenn J. Krevlin and affiliates (4)	2,486,598	17.1%
Royce & Associates, LLC (5)	1,092,115	7.5%
William Harris Investors, Inc. (6)	908,825	6.3%

Directors and Named Executive Officers:
Ray Brunner	561,505	3.7%
Theodore Upland	—	*
John Hellmann	—	*
Matthew Wilkerson	83,616	*
Hilary Billings	46,000	*
Peter Lynch	19,000	*
William McDonagh	46,000	*
James Peters	16,000	*
Lawrence Wilkinson	78,000	*
Glenn J. Krevlin (4)	2,486,598	17.1%
David Rockwell	—	*
William Sweedler	—	*
All executive officers and directors as a group (11 persons, excluding John Hellmann)	3,336,719	21.8%

*	Represents beneficial ownership of less than 1% of our outstanding common stock.

(1)	Unless otherwise indicated, the address for each person or entity named below is c/o Design Within Reach, Inc., 225 Bush Street, 20th Floor, San Francisco, CA 94104.

(2)	The following table indicates the number of shares subject to options exercisable within sixty (60) days of July 2, 2009, held by individuals listed in the table above:

Name of Beneficial Owner	Shares Subject to Options Exercisable Within 60 Days
Directors and Named Executive Officers:
Ray Brunner	550,476
Matthew Wilkerson	83,592
Hilary Billings	46,000
Peter Lynch	19,000
William McDonagh	46,000
James Peters	16,000
Lawrence Wilkinson	61,000
All executive officers and directors as a group (8 persons, excluding John Hellmann)	822,068

(3)	The address for SCSF Equities, LLC and affiliates is 5200 Town Center Circle, Suite 600, Boca Raton, FL 33486. Information is based on an amended Schedule 13D filed with the SEC by SCSF Equities, LLC, a Delaware limited liability company (“SCSF Equities”) on March 17, 2008. SCSF Equities is the direct beneficial owner of the shares reported. The securities reported may be deemed to be beneficially owned by Sun Capital Securities Offshore Fund, Ltd., a Cayman Islands corporation (“Sun Offshore Fund”), Sun Capital Securities Fund, LP, a Delaware limited partnership (“Sun Securities Fund”), Sun Capital Securities Advisors, LP, a Delaware limited partnership (“Sun Advisors”), Sun Capital Securities, LLC, a Delaware limited liability company (“Sun Capital Securities”), Marc J. Leder (“Leder”) and Rodger R. Krouse (“Krouse”). Leder and Krouse may each be deemed to control SCSF Equities, Sun Securities Fund and Sun Advisors, as Leder and Krouse each own 50% of the membership interests in Sun Capital Securities, which in turn is the general partner of Sun Advisors, which in turn is the general partner of Sun Securities Fund, which in turn is the managing member of SCSF Equities. Sun Offshore Fund owns a majority of the membership interests of SCSF Equities.

(4)	The address for Glenn J. Krevlin and affiliates is 598 Madison Avenue, 12th Floor, New York, NY 10022. Information is based on an amended Schedule 13D filed with the SEC by Glenn J. Krevlin and affiliates on February 14, 2008. As of the close of business on December 21, 2007, Glenhill Capital LP owned 1,202,608 shares of common stock, Glenhill Capital Overseas Master Fund LP owned 743,990 shares of common stock and Glenhill Concentrated Long Master Fund, LLC owned 540,000 shares of common stock. Each of Glenn J. Krevlin and Glenhill Advisors, LLC has the sole investment and voting power with respect to all such shares. Glenn J. Krevlin is the managing member and control person of Glenhill Advisors, LLC. Glenhill Advisors, LLC is the managing member of Glenhill Capital Management, LLC. Glenhill Capital Management, LLC is the general partner and investment advisor of Glenhill Capital LP, a security holder of the Company, managing member of Glenhill Concentrated Long Master Fund, LLC, a security holder of the Company, and sole shareholder of Glenhill Capital Overseas GP, Ltd. Glenhill Capital Overseas GP, Ltd. is general partner of Glenhill Capital Overseas Master Fund LP, a security holder of the Company.

(5)	The address for Royce & Associates, LLC (“RA”) and affiliates is 1414 Avenue of the Americas, New York, NY 10019. Information is based on a Schedule 13G filed with the SEC by RA and affiliates on January 23, 2009 and Form 13F-HR filed with the SEC by RA on May 14, 2009. In its Schedule 13G, RA states, “Various Accounts managed by Royce & Associates, LLC, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of the issuer. The interest of one account, Royce Opportunity Fund an investment company registered under the Investment Company Act of 1940 and managed by Royce & Associates, LLC, amounted to 777,937 shares or 5.38% of the total shares outstanding.”

(6)	The address for William Harris Investors, Inc. (“WHI”) is 191 North Wacker Drive, Suite 1500, Chicago, IL 60606. Information is based on an amended Schedule 13G filed with the SEC by WHI on February 13, 2009 and Form 13F-HR filed with the SEC by WHI on May 11, 2009. In its Schedule 13G, WHI states, “The securities reported herein have been acquired on behalf of discretionary clients of WHI. Persons other than WHI are entitled to receive all dividends from, and proceeds from the sale of, those securities.”

INFORMATION REGARDING DIRECTORS

The information set forth below as to the directors to be designated by the Investor has been furnished to us by the designees:

Name	Age	Position with the Company
Glenn J. Krevlin	49	Director
David Rockwell	52	Director
William Sweedler	42	Director

Glenn J. Krevlin. Mr. Krevlin is the founder of Glenhill Capital and is the senior portfolio manager and controlling person of the Glenhill investment funds. Prior to founding Glenhill Capital, Mr. Krevlin served as an Associate from 1989 to 1994, and as a Partner from 1994 to 2000, at Cumberland Associates, Cumberland Partners, and Long View Partners. Prior to his tenure at Cumberland, Mr. Krevlin served as a Vice President and Associate at Goldman Sachs & Co. from 1982 to 1989. Mr. Krevlin serves on the Board of Directors of Restoration Hardware Inc.

David Rockwell. Mr. Rockwell is the founder and CEO of Rockwell Group, a cross-disciplinary architecture and design practice. Mr. Rockwell serves as Chairman of the Board of the Design Industries Foundation Fighting AIDS (DIFFA), and as a board member of City-Meals-on-Wheels and the Public Theater. He is a member of the Cooper Hewitt National Design Museum’s committee on Exhibitions.

William Sweedler. Mr. Sweedler is the founder, Chairman and CEO of Windsong Brands, a diversified brand development and investment company that specializes in the acquisition, growth and licensing. Prior to founding Windsong Brands, he was president and CEO of JOE BOXER, a wholly owned division of the Iconix Brand Group (NASDAQ: ICON) of which he was Executive Vice President and Director. Prior to joining Iconix Brand Group, Mr. Sweedler was a founder and CEO of Windsong Allegiance Group, a diverse apparel marketer and brand manager. He currently serves as Co-Chairman of Ellen Tracy and Caribbean Joe and as a director of Field & Stream and Talon Corporation (AMEX: TLN).

In accordance with our bylaws, the Investor’s designees described above will hold office until the next annual election of directors and until their successors are duly elected and shall qualify, unless sooner displaced. In addition to these designees, it is anticipated that the following directors will continue to serve as directors of the company:

Term Expiring at the

2009 Annual Meeting of Stockholders

Name	Age	Present Position with the Company
Peter Lynch	57	Director

Peter Lynch. Mr. Lynch has served as a member of our Board of Directors since October 2006. Since 2005, Mr. Lynch has served as Senior Managing Director and Principal at DJM Realty, a division of the Gordon Brothers Group, a financial management group. From 2003 to 2005, Mr. Lynch served as President and Chief Operating Officer of BabyStyle, Inc., a multichannel apparel retailer. From 1997 to 2003, Mr. Lynch served as the Executive Vice President, Worldwide Operations for Warner Bros. Studio Stores. From 1996 to 1997, he served as the Chief Operating Officer of Sideout Sport, a sports apparel retailer. From 1995 to 1996, he served as the President and Chief Operating Officer of The Registry Stores, a bridal registry gift retailer. From 1993 to 1995, he was the President of the Retail Division of Baby Guess?/Guess? Kids, a division of Guess?, Inc., an apparel retailer. From 1992 to 1993, he was the Executive Vice President, Finance & Administration and Chief Financial Officer of House of Fabrics, Inc., a fabric retailer. From 1992 to 1993, he was the Executive Vice President, Finance & Corporate Planning and Chief Financial Officer of Stor Furnishings International Inc, a furniture retailer. Prior to that, he served in progressive financial management roles and was ultimately the Executive Vice President, Finance and Operations at The Emporium Capwell Company, a division of Carter Hawley Hale Stores, a department store chain. Mr. Lynch holds a B.S. degree in criminology, with a minor in business, from York College of Pennsylvania.

Term Expiring at the

2010 Annual Meeting of Stockholders

Name	Age	Present Position with the Company
Ray Brunner	61	Director, President and Chief Executive Officer

Ray Brunner. Mr. Brunner has served as our President and Chief Executive Officer since May 2006 and a director since June 2006. Prior to that, Mr. Brunner served as our Executive Vice President of Real Estate and Studio Operations from October 2005 until March 2006. From March 2006 until May 2006, Mr. Brunner provided us with real estate consulting services and worked as a consultant for JH Partners, LLC, a private equity firm. From November 2004 to September 2005, he served as our Vice President of Real Estate and Construction and prior to that served as our Vice President of Studios beginning April 2002. From June 1993 to April 2002, Mr. Brunner served as President of RGB & Associates, a strategic consulting company. Mr. Brunner is currently a member of the Board of Directors of the private company NapaStyle, Inc. Mr. Brunner holds a B.A. in business administration from Western Connecticut State University.

Board Meetings

Our Board of Directors held four regularly scheduled meetings and one special telephonic meeting during 2008 and acted by unanimous written consent once. No director who served as a director during the past year attended fewer than 75% of the aggregate of the total number of meetings of our Board of Directors and the total number of meetings of committees of our Board of Directors on which he or she served, except for Hilary Billings, who attended eight out of eleven of such meetings.

Director Independence

Our Board of Directors has determined that all of our current directors are independent directors within the meaning of the applicable Nasdaq Stock Market LLC listing standards, except for Ray Brunner, our President and Chief Executive Officer.

Committees of the Board

Compensation Committee. The Compensation Committee of our Board of Directors is currently comprised of Peter Lynch, who serves as its Chairman, and Hilary Billings, each of whom is an independent director for the purposes of federal securities laws and the rules of the Nasdaq Stock Market. Terry Lee also served as a member of the Compensation Committee until his resignation from the Board of Directors in May 2009. The Compensation Committee held six meetings, including four telephonic meetings, during fiscal year 2008. The Compensation Committee is governed by a written charter approved by our Board of Directors. The functions of the Compensation Committee include reviewing and recommending to the Board of Directors the compensation and benefits of all of our executive officers, administering our equity incentive plans and establishing and reviewing general policies relating to compensation and benefits of our employees.

Audit Committee. The Audit Committee of our Board of Directors is comprised of William McDonagh, who serves as its Chairman, James Peters and Lawrence Wilkinson. Each of these directors is “independent” as defined under and required by federal securities laws, including Rule 10A-3(b)(1) under the Securities Exchange Act of 1934 and the Nasdaq rules. In addition, our Board of Directors has determined that William McDonagh qualifies as an “audit committee financial expert” under the federal securities laws. The Audit Committee held four meetings during fiscal year 2008. The Audit Committee is governed by a written charter approved by our Board of Directors. The functions of the Audit Committee include reviewing and monitoring our financial statements and internal accounting procedures, recommending the selection of independent auditors by our Board of Directors, evaluating the scope of the annual audit, reviewing audit results, consulting with management and our independent auditor prior to presentation of financial statements to stockholders and, as appropriate, initiating inquiries into aspects of our internal accounting controls and financial affairs. Both our independent auditors and internal financial personnel regularly meet privately with the Audit Committee and have unrestricted access to the Audit Committee.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is comprised of Lawrence Wilkinson, who serves as its Chairman, and Hilary Billings, each of whom is an independent director for the purposes of federal securities laws and the Nasdaq rules. John Hansen served as a member of the Nominating and Corporate Governance Committee until his resignation from our Board of Directors in May 2009. The Nominating and Corporate Governance Committee is governed by a written charter approved by our Board of Directors. The functions of the Nominating and Corporate Governance Committee include identifying prospective board candidates, recommending nominees for election to our Board of Directors, developing and recommending board member selection criteria, considering committee member qualification, recommending corporate governance principles to the Board of Directors and providing oversight in the evaluation of the Board of Directors and each committee. The functions of the Nominating and Corporate Governance Committee are currently being performed by the full Board of Directors, with all director nominations being approved by a majority of our independent directors. As a result, the Nominating and Corporate Governance Committee did not hold any meetings during fiscal year 2008.

Director Nomination Process

Director Qualifications

The Nominating and Corporate Governance Committee’s goal is to assemble a Board of Directors that brings to our company a variety of perspectives and skills derived from high quality business and professional experience. In doing so, the Nominating and Corporate Governance Committee also considers candidates with appropriate non-business backgrounds. In evaluating director nominees, the Nominating and Corporate Governance Committee considers, among others, the following factors:

•	the appropriate size of our Board of Directors;

•	personal and professional integrity, ethics and values;

•	experience in corporate management, such as serving as an officer or former officer of a publicly held company;

•	experience in our industry;

•	experience as a board member of another publicly held company; and

•	other relevant experience.

Further, the Nominating and Corporate Governance Committee believes it appropriate for at least one member of our Board of Directors to meet the criteria for an “audit committee financial expert” as defined by SEC rules, and that a majority of the members of our Board of Directors meet the definition of “independent director” under the Nasdaq rules. The Nominating and Corporate Governance Committee also believes it is appropriate for certain key members of our management to participate as members of our Board of Directors.

Other than the foregoing, there are no stated minimum general criteria for director nominees, although the Nominating and Corporate Governance Committee may also consider such other facts as it may deem are in the best interests of our Company and our stockholders.

Identification and Evaluation of Nominees for Directors

The Nominating and Corporate Governance Committee identifies nominees for director by first evaluating the current members of our Board of Directors willing to continue in service. Current members with qualifications and skills that are consistent with the Nominating and Corporate Governance Committee’s criteria for Board of Directors service and who are willing to continue in service are considered for re-nomination, balancing the value of continuity of service by existing members of our Board of Directors with that of obtaining a new perspective. The Nominating and Corporate Governance Committee welcomes turnover in the Board of Directors as it contributes to diversity on the Board of Directors, brings new viewpoints, approaches and ideas and discourages entrenchment of the Board of Directors or management. If any member of our Board of Directors does not wish to continue in service or if our Board of Directors decides not to re-nominate a member for re-election, the Nominating and Corporate Governance Committee identifies the desired skills and experience of a new nominee in light of the criteria above. The Nominating and Corporate Governance Committee generally polls our Board of Directors and members of management for their recommendations. The Nominating and Corporate Governance Committee also may review the composition and qualification of the boards of directors of our competitors, and may seek input from industry experts or analysts. Historically, the Nominating and Corporate Governance Committee has not relied on third-party search firms to identify board candidates, but the Nominating and Corporate Governance Committee may in the future choose to do so in those situations where particular qualifications are required or where existing contacts are not sufficient to identify an appropriate candidate.

The Nominating and Corporate Governance Committee reviews the qualifications, experience and background of the candidates. Final candidates are interviewed by our independent directors and executive management. In making its determinations, the Nominating and Corporate Governance Committee evaluates each individual in the context of our Board of Directors as a whole, with the objective of assembling a group that can best promote the success of our Company and represent stockholder interests through the exercise of sound judgment. After review and deliberation of all feedback and data, the Nominating and Corporate Governance Committee makes its recommendation to our Board of Directors.

The Nominating and Corporate Governance Committee evaluates nominees recommended by stockholders in the same manner as it evaluates other nominees. We have received director candidate recommendations from our stockholders but do not have a formal policy regarding consideration of such recommendations. However, any recommendations received from stockholders are evaluated in the same manner that potential nominees suggested by board members, management or other parties are evaluated. Stockholders wishing to suggest a candidate for director should write to our Company’s Corporate Secretary. In order to be considered, the recommendation for a candidate must include the following written information: (i) the stockholder’s name and contact information; (ii) a statement that the writer is a stockholder and is proposing a candidate for consideration by the Nominating and Corporate Governance Committee; (iii) the name of and contact information for the candidate and a statement that the candidate is willing to be considered and serve as a director, if nominated and elected; (iv) a statement of the candidate’s business and educational experience; (v) information regarding each of the factors listed above, other than that regarding Board of Directors size and composition, sufficient to enable the Nominating and Corporate Governance Committee to evaluate the candidate; (vi) a statement of the value that the candidate would add to our Board of Directors; (vii) a statement detailing any relationship between the candidate and any customer, supplier or competitor of our Company; (viii) detailed information about any relationship or understanding between the proposing stockholder and candidate; and (ix) a list of three character references, including complete contact information for such references. In order to give the committee sufficient time to evaluate a recommended candidate, the recommendation should be received by our Corporate Secretary at our principal executive offices by the applicable deadline for stockholders to submit a proposal for consideration at our annual stockholders’ meeting.

Communications with our Board of Directors

Our stockholders may send correspondence to our Board of Directors c/o Corporate Secretary at Design Within Reach, Inc., 225 Bush Street, 20th Floor, San Francisco, California 94104. Our Corporate Secretary will review all correspondence addressed to our Board of Directors, or any individual director, for any inappropriate correspondence and correspondence more suitably directed to management. Our Corporate Secretary will forward appropriate stockholder communications to our Board of Directors prior to the next regularly scheduled meeting of our Board of Directors following the receipt of the communication. Our Corporate Secretary will summarize all correspondence not forwarded to our Board of Directors and make the correspondence available to our Board of Directors for its review at our Board of Director’s request.

Corporate Governance Documents

Our Company’s corporate governance documents, including the Audit Committee Charter, Compensation Committee Charter and Nominating and Corporate Governance Committee Charter are available, free of charge, on our website at www.dwr.com. Please note, however, that the information contained on the website is not incorporated by reference in, or considered part of, this information statement. We will also provide copies of these documents, free of charge, to any stockholder upon written request to Secretary, Design Within Reach, Inc., 225 Bush Street, 20th Floor, San Francisco, California 94104.

Director Attendance at Annual Meetings

Although our company does not have a formal policy regarding attendance by members of our Board of Directors at our Annual Meeting, we encourage all of our directors to attend. At our Annual Meeting held on August 5, 2008, five of our directors attended.

Family Relationships

There are no family relationships among our executive officers and directors.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee oversees our financial reporting process on behalf of our Board of Directors. Management has the primary responsibility for the financial statements and the reporting process including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited financial statements in our Annual Report with management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Audit Committee reviewed with Grant Thornton LLP, who are responsible for expressing an opinion on the conformity of these audited financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of our accounting principles and such other matters as are required to be discussed with the Audit Committee under generally accepted auditing standards, including the Statement on Auditing Standards No. 61, as amended, as adopted by the Public Accounting Oversight Board. In addition, the Audit Committee has discussed with Grant Thornton LLP their independence from management and our Company, has received from Grant Thornton LLP the written disclosures and the letter required by Independence Standards Board Standard No. 1, as adopted by the Public Accounting Oversight Board and has considered the compatibility of non-audit services with the auditors’ independence.

The Audit Committee discussed with Grant Thornton LLP the overall scope of their audit. The Audit Committee met with Grant Thornton LLP, with and without management present, to discuss the results of their examination, their evaluation of our internal controls and the overall quality of our financial reporting.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to our Board of Directors that the audited financial statements be included in our Annual Report on Form 10-K for the year ended January 3, 2009 for filing with the SEC.

This report of the Audit Committee shall not be deemed incorporated by reference by any general statement incorporating by reference this information statement into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate this information by reference, and shall not otherwise be deemed filed under such acts.

The foregoing report has been furnished by the Audit Committee.

William McDonagh, Chairman

James Peters

Lawrence Wilkinson

EXECUTIVE COMPENSATION AND OTHER INFORMATION

Our Executive Officers

The following table sets forth information as to persons who currently serve as our executive officers:

Name	Age	Position
Ray Brunner	61	President, Chief Executive Officer and Director
Theodore Upland	52	Vice President, Chief Financial Officer, Secretary and Treasurer
Matthew Wilkerson	34	Vice President of Sales and Retail Operations

For information on Mr. Brunner see “Information Regarding Directors.”

Theodore Upland. Mr. Upland was appointed the Vice President and Chief Financial Officer of the Company, effective on December 1, 2008. Mr. Upland previously served as the acting Chief Executive Officer of Britanne Corp., a manufacturer and wholesaler of microfiber products, from November 2006 to November 2008, and as the acting Chief Financial Officer for Tippett Studios, a computer graphics animation studio, from March 2007 to November 2008. Prior to that, he served as the Chairman, Chief Executive Officer and President of Prints Plus, Inc., a retailer of prints and framing from April 1997 to May 2006. Prior to that, he served as the Executive Vice President and Chief Operating Officer and the Senior Vice President and Chief Financial Officer of Prints Plus, Inc. from July 1990 to April 1997. Prior to that, Mr. Upland served as the Chief Financial Officer of Impostors, Inc., Supercuts, Inc. and Aca Joe, Inc. Mr. Upland holds a B.S. in Political Science, a J.D. and an M.B.A., each from Santa Clara University in Santa Clara, California.

Matthew Wilkerson. Mr. Wilkerson has served as Vice President of Sales and Retail Operations since June 2006. Prior to that, Mr. Wilkerson was Regional Director of Sales for the Central Southeast region from February 2004 to June 2006. Mr. Wilkerson first joined us as a Studio Proprietor in Dallas, Texas, in January 2003. Prior to that, Mr. Wilkerson was a proprietor of Encore Furnishings, a retailer of home furnishings, from 1999 to December 2002. Mr. Wilkerson graduated from Texas Tech University in 1997 with a BA in design and marketing.

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Committee of our Board of Directors, comprised entirely of independent directors, administers our executive compensation program. The role of the Compensation Committee is to oversee our compensation and benefit plans and policies, administer our stock plans and review and approve annually all compensation decisions relating to all executive officers.

The compensation programs are intended to provide a link between the creation of stockholder value and the compensation earned by our executive officers and have been designed to:

•	Attract, motivate and retain superior talent;

•	Encourage high performance and promote accountability;

•	Ensure that compensation is commensurate with our performance and stockholder returns;

•	Provide performance awards for the achievement of financial and operational targets and strategic objectives that are critical to our long-term growth; and

•	Ensure that the executive officers have financial incentives to achieve substantial growth in stockholder value.

To achieve these objectives, the Compensation Committee has implemented and intends to maintain compensation plans that tie a substantial portion of the executives’ overall compensation to key financial goals. During 2008, we used Adjusted EBITDA as the primary measure of company performance.

The Compensation Committee establishes individual executive compensation at levels the committee believes are comparable with executives in other companies of similar size and stage of development operating in retail industries, taking into account our relative performance and our own strategic goals.

The compensation of our executive officers is composed of base salaries, an annual corporate bonus plan and long-term equity incentives in the form of stock options. In determining specific components of compensation, the Compensation Committee considers each officer’s performance, level of responsibility, skills and experience, and other compensation awards or arrangements. The Compensation Committee reviews and approves all elements of compensation for all of our executive officers taking into consideration recommendations from management as well as information regarding compensation levels at competitors in our industry based on information gathered by management and a report from a compensation consultant discussed below. The Compensation Committee reviews and approves all annual bonus awards for executives and stock option awards for all employees at the Vice President level and above.

Compensation for our employees below the level of Vice President is set by grade level, which takes into account where the employee is located. The grades provide ranges for stock option grants at hire and specify target bonus levels. Our Chief Executive Officer makes recommendations with respect to salary, bonus eligibility and option awards for our vice presidents and executive officers. Notwithstanding these recommendations, the Compensation Committee determines the compensation of our executive officers in an executive session.

Management and the Compensation Committee historically have used market surveys and competitive data gathered internally and by consultants in making decisions affecting compensation. Management and the Compensation Committee have reviewed data focused on retail companies and companies located in the San Francisco Bay area. In September 2005, Aon Corporation, a firm that provides executive compensation consulting services, prepared a report for the Compensation Committee regarding the compensation of our executive officers. In preparing its analysis, Aon reviewed survey data and industry peer companies of comparable size and revenue as ours.

Since the initial issuance of the Aon report, management has updated the list of industry peer companies originally identified by Aon in its September 2005 report, and the Compensation Committee continues to review executive compensation information for such companies in making its compensation decisions with respect to our named executive officers. This public company market comparison group, which was also used in 2008, includes the following retail companies, each of which was selected based on industry, revenues and organizational size and structure: Bassett Furniture Industries, Inc., Big Dog Holdings, Inc., Blue Nile, Inc., Build-a-Bear Workship, Inc., Citi Trends, Inc., drugstore.com, inc., GSI Commerce, Inc., Jennifer Convertibles, Inc., Kirkland’s, Inc., Overstock.com, Inc., Peet’s Coffee & Tea, Inc., RedEnvelope, Inc. and Zumiez Inc.

For 2008, management and the Compensation Committee also reviewed the following market compensation survey data:

•	Mercer Retail Industry Survey is a national survey of executive compensation levels and practices that covers 194 retail companies with annual sales from $100 million to $2.5 billion.

•	Salary.com Luxury Retailers Group Survey is a national survey of executive compensation levels and practices that covers 43 luxury retail companies.

In addition, in June 2008, we retained Buck Consultants to undertake an analysis of our current executive compensation levels. Buck Consultants also relied on the public company market comparison group identified above in performing its analysis.

The selected companies in the public company market comparison group are companies that fall within a reasonable range of comparison factors and/or that we may compete with for executive talent. The public company market comparison group was not selected on the basis of executive compensation levels. The public company market comparison group compensation data is limited to publicly available information and therefore does not provide precise comparisons by position as offered by more comprehensive survey data. The survey data, however, can be used to provide pooled compensation data for positions closely akin to those held by each named executive officer. In addition, the pool of senior executive talent from which the company draws and against which it compares itself extends beyond the limited community of our immediate public company comparison group and includes a wide range of other organizations outside of the company’s traditional competitors, which range is represented by such surveys. As a result, the Compensation Committee uses the public company group data on a limited basis to analyze the overall competitiveness of the company’s compensation with its direct publicly traded peers in the United States and its general compensation philosophy but continues to primarily rely on industry survey data in determining actual executive compensation. For purposes of this compensation discussion and analysis, we refer to the foregoing survey and more specific public company group data collectively as our market comparison group.

While the Compensation Committee considered market compensation information from the foregoing surveys and market comparison group in making its compensation decisions for our named executive officers, as described below, we do not believe that it is appropriate to establish compensation levels solely by reference to market compensation data. The Compensation Committee relies upon the judgment of its members in making compensation decisions, after reviewing the performance of the company and carefully evaluating a named executive officer’s performance during the year against established goals, if any, leadership qualities, operational performance, business responsibilities, career with the company, current compensation arrangements and long-term potential to enhance stockholder value. While competitive market compensation paid by other companies is a key factor that the Compensation Committee considers in assessing the reasonableness of compensation, the Compensation Committee does not rely entirely on that data to determine named executive officer compensation. Instead, the Compensation Committee incorporates flexibility into our compensation programs and in the assessment process to respond to and adjust for the evolving business environment.

The surveys described above were not compiled specifically for us but rather are databases containing comparative compensation data and information for numerous other retail companies. The Compensation Committee therefore reviewed pooled compensation data for positions similar to those held by each named executive officer and the Compensation Committee was not presented with information about the names of the individual companies included in such surveys and did not review information for individual companies included in such surveys.

Except as described below, our Compensation Committee has not adopted any formal or informal policies or guidelines for allocating compensation between long-term and currently paid out compensation, between cash and non-cash compensation or among different forms of compensation. This is due to the small size of our executive team and the need to tailor each executive’s award to attract and retain that executive.

Elements of Compensation

Executive compensation consists of the following elements:

Base Salary. Base salaries for our executives are generally established based on the scope of their responsibilities, level of experience and individual performance, taking into account both external competitiveness and internal equity considerations. The goal for the base salary component is to compensate employees at a level that approximates the median salaries of individuals in comparable positions in our market comparison group. Base salaries for our named executive officers are reviewed periodically, and adjusted from time to time by the Compensation Committee after taking into account individual responsibilities, performance and experience.

Bonus Awards. It is the Compensation Committee’s objective to emphasize pay-for-performance and to have a significant percentage of each executive officer’s total compensation contingent upon the Company’s performance, as well as upon his or her individual level of performance and contribution toward the Company’s performance. Upon an evaluation of these factors, the Compensation Committee uses discretion in determining whether to grant a bonus to each executive officer.

During 2008, we utilized a corporate bonus plan to promote the achievement of company financial performance objectives and to incentivize achievement of individual and business unit performance objectives. During fiscal year 2008, we used Adjusted EBITDA to measure our financial performance when determining management bonuses. The Compensation Committee determined that management’s incentives would be best aligned with those of our stockholders if our bonus plan used Adjusted EBITDA as our primary financial performance measure because we believe it is the measure that most reflects our fundamental financial performance. Adjusted EBITDA is calculated as net income plus interest expense, taxes, stock-based compensation, depreciation and amortization less interest income. Maximum bonus opportunities are established as a percentage of base salary. The plan provided that if the budgeted Adjusted EBITDA threshold of approximately $12.3 million were achieved, then for every dollar of Adjusted EBITDA achieved in excess of that amount, fifty cents would be put into a bonus pool for all employees, until the bonus pool reached a predetermined maximum of $2.5 million. Then, such amount would be distributed among individual executives by the Compensation Committee based on its assessment of each individual’s achievement of individual goals and objectives.

The employment agreement, signed on March 31, 2008, for Ray Brunner, our Chief Executive Officer and President, provided for a target bonus of up to 100% of Mr. Brunner’s base salary based on the achievement of corporate and individual goals set by the Compensation Committee of the Board of Directors. The other named executive officers’ bonus opportunities under the 2008 bonus plan were capped at 50% of their base salary. The target bonuses for our named executive officers were set by the Compensation Committee based in part on executive compensation information for comparable positions in our market comparison group and also based on the recommendations of management as to the target bonus levels necessary to provide the appropriate incentives for our senior executives.

The Compensation Committee determined that we did not meet our target level of performance of at least $12.3 million of Adjusted EBITDA for bonuses to be awarded under our 2008 bonus plan. However, the Compensation Committee determined that Mr. Brunner should receive a bonus $25,000 and Mr. Wilkerson a discretionary bonus of $15,000 in recognition of sales and expense control efforts during the economic down turn in the second half of 2008. Mr. Upland, the current Vice President, Chief Financial Officer, Secretary and Treasurer was not eligible to receive a bonus having commenced employment on December 1, 2008. Mr. Hellmann, the former Chief Financial Officer and Secretary, resigned in November 2008 and was not eligible to receive a bonus.

Long-Term Incentive Compensation. We believe that long-term incentives are an integral part of the overall executive compensation program and that our long-term performance will be enhanced through the use of equity awards that reward our executives for maximizing stockholder value over time. We have historically elected to use stock options as the primary long-term equity incentive vehicle, but we have not adopted stock ownership guidelines.

Stock Options. Our Amended and Restated 2004 Equity Incentive Award Plan, or the 2004 Plan, authorizes us to grant options to purchase shares of common stock to our employees, directors and consultants. We also have options outstanding under our 1999 Stock Plan, or the 1999 Plan, but we will not be granting additional options or making any other equity awards under the 1999 Plan. Our Compensation Committee oversees the administration of our equity incentive plans. Historically, our Board of Directors and Compensation Committee have made stock option grants at an employee’s commencement of employment and, occasionally, following a significant change in job responsibilities or to meet other special retention objectives. Going forward, the Compensation Committee has delegated authority to the Chief Executive Officer to grant options at predetermined ranges at the director level. Our 2008 bonus plan provided that stock options would be granted in an amount equal to one-half of the bonus amounts granted. However, since our threshold EBITDA target was not reached, no stock options were awarded pursuant to the 2008 bonus plan.

In 2008, our named executive officers were awarded stock options in the amounts indicated in the section entitled “Grants of Plan-Based Awards.” All options granted under the 2004 Plan have been granted at exercise prices equal to “fair market value” on the date of grant as defined in the plan. The 2004 Plan defines fair market value as the closing market value of our stock as reported on the Nasdaq Global Market on the date of grant. The stock options we grant officers and employees are incentive stock options to the extent permitted by applicable law and typically vest 25% at the end of one year from the vesting start date and then 1/48 per month thereafter based upon continued employment over a four-year period, and generally expire ten years after the date of grant.

We expect to continue to use stock options as our primary long-term incentive vehicle because:

•	stock options and the related vesting period help attract and retain executives;

•

the value received by the recipient of a stock option is based on the growth of the stock price; therefore, stock options enhance the executives’ incentive to increase our stock price and maximize stockholder value; and

•

stock options help to provide a balance to the overall executive compensation program as base salary and our annual bonus plan focus on short-term compensation, while stock options reward executives for increases in stockholder value over the longer term.

In determining the number of stock options to be granted to executives, we take into account the individual’s position, scope of responsibility, ability to affect profits and stockholder value, the value of stock options in relation to other elements of the individual executive’s total compensation and equity award levels for individuals in comparable positions in our market comparison group. Under our current policy, all stock options and other equity awards will be made by the Compensation Committee, except that our full Board of Directors will take action with respect to any equity awards made to our non-employee directors. The Compensation Committee delegated authority to the Company’s Chief Executive Officer to make grants of options to newly hired and promoted employees at the director level and below based on ranges specified by the Compensation Committee for each level of employment. Grants to newly hired and promoted employees will be made on the 15 th of each month (or the next business day when the 15th falls on a weekend or holiday) with respect to new hires and promotions in the immediately preceding month. The exercise price would be the fair market value of the common stock on the date of grant, and the vesting schedule would begin on the date of grant.

Stock Appreciation Rights. The 2004 Plan authorizes us to grant stock appreciation rights, or SARs. A SAR represents a right to receive the appreciation in value, if any, of our common stock over the base value of the SAR. To date, we have not granted any SAR under the 2004 Plan.

Restricted Stock and Restricted Stock Units. Our 2004 Plan authorizes us to grant restricted stock and restricted stock units. To date, we have not granted any restricted stock or restricted stock units. While the Compensation Committee currently does not plan to grant restricted stock and/or restricted stock units under our 2004 Plan, it may choose to do so in the future as part of a review of the executive compensation strategy.

401(k) Defined Contribution Plan. All employees may participate in our 401(k) Retirement Savings Plan, or 401(k) Plan. All eligible full-time and part-time employees who meet certain age and service requirements may participate. In 2008, Ray Brunner, Theodore Upland and Matthew Wilkerson were the named executive officers that participated in this plan.

Other Benefits. Our executives are eligible to participate in all of our employee benefit plans, such as medical, dental, vision, long and short-term disability and life insurance, in each case on the same basis as our other employees. We reimburse Ray Brunner, our Chief Executive Officer, the cost of leasing a house in San Francisco, California not to exceed $10,000 per month, provided that such amount will be offset by rental income, if any, on his house in Portland, Oregon. If Mr. Brunner sells the Portland, Oregon house, the lease reimbursements will cease six months after such date. The Company also agreed to reimburse Mr. Brunner for relocation expenses up to $25,000 and the seller’s portion of the realtor fee up to 6% of the gross sales price for the sale of his house. The Company will also gross up these relocation reimbursements to fully compensate Mr. Brunner for any taxes owed on such payments.

Summary of Compensation

The following table shows information regarding the compensation earned by any person who served as our Chief Executive Officer or Chief Financial Officer during fiscal year 2008, and our only other executive officer who was serving as an executive officer at January 3, 2009. We refer to these persons as our “named executive officers” elsewhere in this information statement. Except as provided below, none of our named executive officers received any other compensation required to be disclosed by law or in excess of $10,000 annually.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Option Awards ($)(4)	Stock Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)		Total ($)
Ray Brunner,	2008	$383,000	$25,000	$307,000	—	—	$123,000	(5)	$838,000
Chief Executive Officer	2007	350,000	125,000	694,000	—	—	46,000	(6)	1,215,000
and President (1)	2006	240,000	—	373,000	—	315,000	31,000	(6)	959,000

Theodore Upland,	2008	26,000	—	1,000	—	—	—		27,000
Vice President, Chief	2007	—	—	—	—	—	—		—
Financial Officer,	2006	—	—	—	—	—	—		—
Secretary and Treasurer (2)

John Hellmann,	2008	259,000		188,000			163,000	(7)	610,000
Former Chief Financial	2007	266,000	60,000	150,000	—	—	—		476,000
Officer and Secretary (3)	2006	103,000	50,000	58,000	—	—	—		212,000

Matthew Wilkerson,	2008	249,000	15,000	101,000	—	—	4,000	(8)	369,000
Vice President of Sales	2007	201,000	10,000	123,000	—	—	7,000	(8)	341,000
And Retail Operations	2006	154,000	—	2,000	—	—	—		156,000

(1)	Mr. Brunner became our President and Chief Executive Officer on May 11, 2006. Mr. Brunner served as our Executive Vice President of Real Estate and Studio Operations from October 2005 until March 2006.

(2)	Mr. Upland was appointed Vice President and Chief Financial Officer effective December 1, 2008 and elected as Secretary and Treasurer on March 23, 2009.

(3)	Mr. Hellmann joined the Company on July 27, 2006 and was appointed Vice President, Chief Financial Officer and Secretary on September 5, 2006. He resigned on November 28, 2008.

(4)	Amount reflects the compensation cost for the fiscal years 2006, 2007 and 2008 of the named executive officer’s options, calculated in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment, “ or FAS 123R, and using a Black-Scholes valuation model. See Note 1 of Notes to Financial Statements found in our Annual Report on Form 10-K for the fiscal year ended January 3, 2009 for a discussion of the assumptions made in determining grant date fair value and compensation costs of equity awards.

(5)	This amount consists of reimbursements to Mr. Brunner for the cost of leasing a house in San Francisco, California, not to exceed $10,000 per month, compensation for any taxes owed on such payments and travel from his home to our headquarters in San Francisco, California prior to the leasing of a house.

(6)	Consists of amounts reimbursed to Mr. Brunner for his travel from his home to our headquarters in San Francisco, California, including airfare, meals and lodging.

(7)	This amount consists of payments to Mr. Hellmann for accrued vacation and severance in accordance with his employment offer letter pursuant to the Company’s regular bi-weekly payroll starting in December 2008 through May 2009.

(8)	These amounts consist of issued credits for the purchase of company merchandise.

Grants of Plan-Based Awards

The following table sets forth certain information with respect to grants of plan-based awards for the fiscal year ended January 3, 2009 to the named executive officers.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)
Ray Brunner (1)	5/12/08	$—	$—	$375,000	—	100,000	$3.90	$224,000
Theodore Upland	12/15/08	—	—	—	—	150,000	0.75	67,000
John Hellmann (2)		—	—	138,000	—	—	—	—
Matthew Wilkerson (2)	11/7/08	—	—	120,000	—	10,000	$1.23	$7,000

(1)	Mr. Brunner’s employment agreement, signed on March 31, 2008, provided that he would be eligible to receive a bonus of up to 100% of his base salary based on the achievement of corporate and individual goals set by the Compensation Committee of the Board of Directors.

(2)	The named executive officers’ bonus opportunities under the 2008 bonus plan were capped at 50% of their base salary. For information about the amounts actually paid to our named executive officers under the 2008 corporate bonus plan, see the column “Non-Equity Incentive Plan Compensation” in the previous table titled “Summary Compensation Table.”

Employment Agreement and Offer Letters

Ray Brunner

We entered into an employment agreement with Mr. Brunner on March 31, 2008. The employment agreement provides that Mr. Brunner is required to devote his full business time and services to us, provided that he may engage charitable, community service and industry association activities and manage his own finances, so long as those activities do not interfere with the performance of his duties under the employment agreement as determined by our Board of Directors. His initial base salary is $375,000, which the Compensation Committee will review annually. He is also eligible for an annual bonus at the 100% target level in accordance with performance objectives determined by the Board of Directors. The Company also agreed to grant Mr. Brunner options to purchase 100,000 shares each year during the initial term of the employment agreement. The employment agreement’s initial term ends on March 31, 2013, and will be automatically renewed for successive one-year periods unless either party gives thirty days written notice of nonrenewal.

Mr. Brunner will be reimbursed for the cost of leasing a house in San Francisco, California, not to exceed $10,000 per month, provided that such amount will be offset by rental income, if any, on his house in Portland, Oregon. If Mr. Brunner sells the Portland, Oregon house, the lease reimbursements will cease six months after such date. The Company also agreed to reimburse Mr. Brunner for relocation expenses up to $25,000 and the seller’s portion of the realtor fee up to 6% of the gross sales price for the sale of his house. The Company will also gross up these relocation reimbursements to fully compensate Mr. Brunner for any taxes owed on such payments.

Upon a termination of Mr. Brunner’s employment by us without cause (and not as a result of his death or disability), and subject to his execution of a general release of known and unknown claims in form satisfactory to us, he will be entitled to receive a lump sum cash amount equal to the sum of 12 months’ of his then-current base salary and reimbursement of COBRA premiums for 12 months until the date Mr. Brunner obtains alternate full-time employment or is otherwise no longer eligible for COBRA continuation coverage, whichever first occurs. In the event that such termination without cause or resignation for good reason occurs in the three-month period prior to or the twelve-month period following any “change of control,” Mr. Brunner will be entitled to receive a lump sum cash amount equal to the sum of two times Mr. Brunner’s then-current annual salary and reimbursement of COBRA premiums for 12 months until the date Mr. Brunner obtains alternate full-time employment or is otherwise no longer eligible for COBRA continuation coverage, whichever first occurs. Mr. Brunner’s unvested stock options also will immediately vest in full. Upon termination for cause, Mr. Brunner is not entitled to any payment or benefit other than the payment of base salary earned and accrued but unused vacation or paid time off unpaid at the date of termination and COBRA.

For purposes of Mr. Brunner’s employment agreement, a termination “for cause” occurs if Mr. Brunner is terminated because Mr. Brunner did not fully correct the circumstances constituting cause (provided such circumstances are capable of correction), which include:

•	Mr. Brunner has willfully committed an improper act that materially injures our business;

•

Mr. Brunner has willfully and repeatedly refused or failed to follow specific, lawful and reasonable directions of the Board of Directors (other than any such refusal or failure resulting from Mr. Brunner’s incapacity due to physical or mental illness), after a written demand for substantial performance is delivered to Mr. Brunner by the Board of Directors, which demand specifically identifies the manner in which the Board of Directors believes that Mr. Brunner has willfully and repeatedly refused or failed to follow specific, lawful and reasonable directions of the Board of Directors;

•

Mr. Brunner has willfully, substantially and habitually neglected his duties for us (other than any such neglect resulting from Mr. Brunner’s incapacity due to physical or mental illness), after a written demand for substantial performance is delivered to Mr. Brunner by the Board of Directors, which demand specifically identifies the manner in which the Board of Directors believes that Mr. Brunner has willfully, substantially and habitually neglected his duties or services to us; or

•	Mr. Brunner has been convicted of a felony or a crime involving moral turpitude.

For purposes of Mr. Brunner’s employment agreement, “good reason” for Mr. Brunner’s resignation includes any of the following actions undertaken without his express written consent:

•	the assignment to him of any duties, authority or responsibilities which results in a material diminution in his duties, authority or responsibilities;

•	any diminution in his title;

•	his ceasing to report to the Board of Directors;

•	a reduction by us of his base salary, other than in conjunction with a reduction in salaries affecting all officers;

•	a relocation of his business office to a location more than 50 miles, except for required travel by him on company business;

•

a material breach by us of any provision of the employment agreement, after written notice is delivered to us by him specifying the nature of the breach, and failure by us to remedy the breach within 30 days of receipt of such notice; or

•	any failure by us to obtain the assumption of the employment agreement by any successor or assign of the company.

For purposes of Mr. Brunner’s employment agreement, a “change of control” of the company shall be deemed to have occurred if any “Person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the “Beneficial Owner” (as defined in Rule 13d-3 of the Exchange Act ), directly or indirectly, of our securities representing 30% or more of the total voting power represented by our then outstanding voting securities without the approval of the Board of Directors or we are a party to a merger, consolidation or exchange of securities which results in the holders of voting securities of the company outstanding immediately prior to such event failing to continue to hold at least 50% of the combined voting power of the voting securities of the company, the surviving entity or a parent of the surviving entity outstanding immediately after such merger, consolidation or exchange or our stockholders approve a plan of complete liquidation of us or an agreement for the sale or disposition by us of all or substantially all of our assets.

Theodore Upland

We entered into an employment offer letter with Theodore Upland, our Vice President, Chief Financial Officer, Treasurer and Secretary, on November 6, 2008. Pursuant to the offer letter, Mr. Upland is entitled to receive an annual salary of $275,000, payable in installments pursuant to our bi-weekly payroll policy, and to be eligible for all company benefits on the first day of the month following his date of hire. The offer letter also stated that in connection with Mr. Upland’s commencement of employment, management would recommend to the Board of Directors that he be granted an option to purchase 150,000 shares of our common stock with an exercise price equal to the fair market value on the date of grant. Contingent upon his continued employment, the shares subject to the option would vest over a four year period as follows: 25% would vest twelve months following the grant date and the remainder of the shares would vest in equal monthly amounts thereafter over a period of 36 months from the one year anniversary of the date of grant. If the Company terminates the employment of Mr. Upland without cause, he will be entitled to receive severance pay for six months payable in installments pursuant to the Company’s regular bi-weekly payroll. The offer letter also provides that if in the three-month period prior to a change of control of the Company or in the twelve-month period following a change of control in the Company, Mr. Upland decides to terminate his employment, then Mr. Upland will be paid six months severance, payable in installments pursuant to the Company’s regular bi-weekly payroll and the Company will continue to pay the employer portion of his benefits through COBRA during the severance period. Mr. Upland’s unvested stock options will immediately vest in full upon a change of control.

Employee Benefit Plans

2004 Equity Incentive Award Plan

Under the Amended and Restated 2004 Plan, the number of shares of our common stock that may be issued pursuant to a variety of stock-based compensation awards, including stock options, SARs, restricted stock, deferred stock, dividend equivalents and stock payments, shall not exceed, in the aggregate, 3,000,000 shares. To the extent that an award terminates, expires or lapses for any reason, any shares subject to the award will be available for future grant under the 2004 Plan. In addition, shares that are delivered to us by a participant or withheld by us to satisfy the grant or exercise price of an award or in satisfaction of tax withholding obligations will be available for future grant under the 2004 Plan.

As of July 2, 2009, options to purchase 312 shares of our common stock had been exercised, options to purchase 2,112,145 shares of our common stock were outstanding and 887,543 shares of our common stock remained available for grant. As of July 2, 2009, the outstanding options were exercisable at a weighted average exercise price of $4.57 per share.

Our employees, consultants and directors and the employees of our subsidiaries are eligible to receive awards under the 2004 Plan. However, we typically grant awards under the 2004 Plan only to those employees who are at the director level and above. As of July 2, 2009, we had approximately 352 employees, and we currently have six directors, five of whom are non-employee directors.

In the event of a change of control, as defined in the 2004 Plan, each outstanding award may be assumed or an equivalent award may be substituted by the successor (or its parent or subsidiary). In the event of a change of control where the successor (or its parent or subsidiary) does not assume awards granted under the 2004 Plan or substitute equivalent awards, awards issued under the 2004 Plan will be subject to accelerated vesting such that 100% of such awards will become vested and exercisable or payable, as applicable. In the event of a change of control where the successor (or its parent or subsidiary) assumes awards granted under the 2004 Plan, outstanding awards will become fully vested and exercisable or payable, as applicable, if the employment or service of the holder of any such award is terminated in connection with the change of control or within two years following such change of control by the successor (or its parent or subsidiary) without cause or by the holder for good reason.

We filed with the SEC a registration statement on Form S-8 covering the shares of our common stock issuable under the 2004 Plan.

1999 Stock Plan

In January 1999, we adopted our 1999 Stock Plan, which was approved by our stockholders in January 1999. The plan provided for the issuance of incentive and nonstatutory stock options and restricted stock awards. Our employees, outside directors and consultants are eligible to receive awards under the plan, but only employees may receive incentive stock options. We reserved a total of 3,100,000 shares of our common stock for issuance under the plan. We do not intend to make any further issuances under the plan.

In the event of certain corporate transactions, such as a merger or consolidation, the plan provides for: (1) the continuation of the outstanding options by us if we are the surviving corporation; (2) the assumption of the 1999 Stock Plan and the outstanding options by the surviving corporation or its parent; (3) the substitution by the surviving corporation or its parent of options with substantially the same terms; or (4) the cancellation of the outstanding options without payment of any consideration. In the event of a change in control, the plan provides that: (a) each outstanding restricted stock award will vest if the repurchase right is not assigned to the entity that employs the award holder immediately after the change in control or its parent or subsidiary; and (b) each outstanding option will become exercisable in full if such options do not remain outstanding, are not assumed by the surviving corporation or its parent and the surviving corporation or its parent does not substitute options with substantially the same terms for such options.

Employee Stock Purchase Plan

In March 2004, our Board of Directors adopted our Employee Stock Purchase Plan, or ESPP, and it was approved by our stockholders in April 2004. The plan is designed to allow our eligible employees to purchase shares of common stock, at semi-annual intervals, with their accumulated payroll deductions. We initially reserved a total of 300,000 shares of our common stock for issuance under the plan. The reserve automatically increases on each December 31 during the term of the plan by an amount equal to the lesser of (1) 100,000 shares or (2) a lesser amount determined by the Board of Directors. As of January 3, 2009, approximately 715,000 shares were available for grant. In October 2006, the Company suspended sales under the ESPP pending the Company becoming current on its SEC periodic reports. On October 16, 2007, the Company amended the ESPP. The amended ESPP changed the offering periods from concurrent twelve month offering periods to six month offering periods, commencing on December 1 and June 1 of each year.

Individuals whose customary employment is for more than 20 hours per week and who have been continuously employed by us for at least six months are eligible to participate in the plan. Participants may contribute up to 15% of their cash earnings through payroll deductions, and the accumulated deductions will be applied to the purchase of shares on each semi-annual purchase date. The purchase price per share will be equal to 85% of the lower of (i) the fair market value per share on the first trading day of the six-month offering period, or (ii) the fair market value per share on the last trading day of the six-month offering period.

In the event of a proposed sale of all or substantially all of our assets, or our merger with or into another company, the outstanding rights under the plan will be assumed or an equivalent right substituted by the successor company or its parent. If the successor company or its parent refuses to assume the outstanding rights or substitute an equivalent right, then all outstanding purchase rights will automatically be exercised prior to the effective date of the transaction. The purchase price will be equal to 85% of the market value per share on the participant’s entry date into the offering period in which an acquisition occurs or, if lower, 85% of the fair market value per share on the date the purchase rights are exercised.

The plan will terminate no later than the tenth anniversary of the plan’s initial adoption by the Board of Directors.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth certain information with respect to outstanding equity awards at January 3, 2009 with respect to the named executive officers.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Ray Brunner	15,000	—	—	$7.00	3/03/2014
	52,227	—	—	0.60	10/14/2012
	2,000	—	—	2.75	5/13/2013
	300,000	—	—	5.41	5/23/2016
	150,000	—	—	12.00	10/24/2016
	—	100,000	—	3.90	5/11/2018

Totals:	519,227	100,000	—

Theodore Upland	—	150,000	—	0.75	12/14/2018

John Hellmann	116,660	—	—	5.59	8/11/2016

Matthew Wilkerson	1,927	573	—	6.03	11/30/2015
	64,583	35,417	—	5.37	2/05/2017
	—	10,000	—	1.23	11/06/2018

Totals:	66,510	45,990	—

(1)	Except for Mr. Hellmann’s options, which vest monthly over 36 months from his vesting start date, all options vest at a rate of 25% of the options on the first anniversary of the start date and then 1/48 of the options each month thereafter through the fourth anniversary of the vesting start date. Upon Mr. Hellmann’s resignation, all unvested options were forfeited on November 28, 2008 and all vested options were cancelled on February 28, 2009.

Option Exercises

During the fiscal year ended January 3, 2009, none of the named executive officers exercised any options.

Pension Benefits

We do not have any plan that provides for payments or other benefits at, following, or in connection with, retirement.

401(k) Plan

Effective in 2000, we adopted the Design Within Reach 401(k) plan covering our employees. The 401(k) plan is intended to qualify under Section 401(k) of the Internal Revenue Code of 1986, as amended, so that the contributions to the 401(k) plan by employees, and the investment earnings thereon, are not taxable to employees until withdrawn from the 401(k) plan, and so that contributions by us, if any, will be deductible by us for federal income tax purposes when made. Under the 401(k) plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and to have the amount of such reduction contributed to the 401(k) plan. The 401(k) plan permits, but does not require, additional matching contributions to the 401(k) plan by us on behalf of all participants in the 401(k) plan. During fiscal year 2008, we made no contributions to the 401(k) plan.

Nonqualified Deferred Compensation

Eligible employees may defer the receipt of up to 100% of base salary and up to 100% of bonus and other cash incentive compensation under our deferred compensation plan. We may elect to make matching contributions or other discretionary contributions to the deferred compensation plan but have not done so to date. The participant may elect to change an investment choice at any time. Amounts deferred generally may be distributed as of a particular date selected in advance by the participant, following the participant’s termination of employment or in the event the participant suffers a financial hardship. Amounts deferred generally may be distributed as of a particular date selected in advance by the participant, following the participant’s termination of employment or in the event the participant suffers a financial hardship. Payments are made within 90 days. In 2008, none of the named executive officers participated in this plan.

Potential Severance and Change in Control Payments

We have entered into agreements and maintain plans that may require us to make payments and/or provide certain benefits to our named executive officers in the event of a termination of their employment or a change of control. The following tables and narrative disclosure summarize the potential payments to each named executive officer assuming that one of the events listed in the tables below occurs. The tables assume that the event occurred on January 3, 2009, the last trading day of our last completed fiscal year. Our 2004 Plan and our 1999 Plan contain change of control provisions as described above. See “—2004 Equity Incentive Award Plan” and “—1999 Stock Plan.” For purposes of estimating the value of amounts of equity compensation to be received in the event of a termination of employment or change of control, we have assumed a price per share of our common stock of $0.72, which represents the closing market price of our common stock as reported on the Nasdaq Global Market on January 2, 2009, the last trading day prior to our fiscal year end.

Ray Brunner

Termination for Cause. We may terminate at any time Mr. Brunner’s employment for cause. A termination “for cause” occurs if Mr. Brunner is terminated because Mr. Brunner did not fully correct the circumstances constituting cause (provided such circumstances are capable of correction), which include:

•	Mr. Brunner has willfully committed an improper act that materially injures our business;

•

Mr. Brunner has willfully and repeatedly refused or failed to follow specific, lawful and reasonable directions of the Board of Directors (other than any such refusal or failure resulting from Mr. Brunner’s incapacity due to physical or mental illness), after a written demand for substantial performance is delivered to Mr. Brunner by the Board of Directors, which demand specifically identifies the manner in which the Board of Directors believes that Mr. Brunner has willfully and repeatedly refused or failed to follow specific, lawful and reasonable directions of the Board of Directors;

•

Mr. Brunner has willfully, substantially and habitually neglected his duties for us (other than any such neglect resulting from Mr. Brunner’s incapacity due to physical or mental illness), after a written demand for substantial performance is delivered to Mr. Brunner by the Board of Directors, which demand specifically identifies the manner in which the Board of Directors believes that Mr. Brunner has willfully, substantially and habitually neglected his duties or services to us; or

•	Mr. Brunner has been convicted of a felony or a crime involving moral turpitude.

Upon termination for cause, Mr. Brunner is not entitled to any payment or benefit other than the payment of base salary earned and accrued but unused vacation or paid time off unpaid at the date of termination and COBRA.

Termination by Us Other than for Cause. Mr. Brunner’s employment agreement provides Mr. Brunner with certain severance benefits in the event his employment is terminated by us other than for “cause.” Upon a termination of Mr. Brunner without cause (and not as a result of his death or disability), and he signs a general release of known and unknown claims in form satisfactory to us, he will be entitled to receive a lump sum cash amount equal to the sum of 12 months’ then-current base salary and reimbursement of COBRA premiums for 12 months until the date Mr. Brunner obtains alternate full-time employment or is otherwise no longer eligible for COBRA continuation coverage, whichever first occurs. In the event that such termination without cause occurs in the three-month period prior to or the twelve-month period following any “Change of Control,” Mr. Brunner will be entitled to receive a lump sum cash amount equal to the sum of two times Mr. Brunner’s then-current annual salary and reimbursement of COBRA premiums for 12 months until the date Mr. Brunner obtains alternate full-time employment or is otherwise no longer eligible for COBRA continuation coverage, whichever first occurs. Mr. Brunner’s unvested stock options also will immediately vest in full. For purposes of Mr. Brunner’s employment agreement, a “Change of Control” of the Company shall be deemed to have occurred if any “Person” (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934) is or becomes the “Beneficial Owner” (as defined in Rule 13d-3 of the Securities Exchange Act of 1934), directly or indirectly, of our securities representing 30% or more of the total voting power represented by our then outstanding voting securities without the approval of the Board of Directors or we are a party to a merger, consolidation or exchange of securities which results in the holders of voting securities of the Company outstanding immediately prior to such event failing to continue to hold at least 50% of the combined voting power of the voting securities of the Company, the surviving entity or a parent of the surviving entity outstanding immediately after such merger, consolidation or exchange or our stockholders approve a plan of complete liquidation of us or an agreement for the sale or disposition by us of all or substantially all of our assets.

Executive benefits and Payments upon termination	Termination due to Death or Disability	Termination for Cause	Termination by Us Other than for Cause		Resignation	Termination following Change in Control
Severance payment	$—	$—	$375,000	(1)	$—	$700,000	(1)
Accelerated stock options	—	—	—		—	—	(2)
COBRA Premiums	—	—	10,000		—	10,000	(3)
Accrued Vacation Pay	50,000	50,000	50,000		50,000	50,000

Totals:	50,000	50,000	435,000		50,000	760,000

(1)	Represents the amount of severance to which Mr. Brunner would be entitled upon a termination without cause on January 3, 2009, the last day of the last fiscal year, under his employment agreement.

(2)	The exercise price of all of Mr. Brunner’s unvested options exceeded the closing price of our common stock on January 2, 2009.

(3)	Represents twelve months of COBRA premiums for Mr. Brunner and his eligible dependents.

Theodore Upland

We entered into an employment offer letter with Theodore Upland, our Vice President, Chief Financial Officer, Treasurer and Secretary, on November 6, 2008. Pursuant to the offer letter, if we terminate the employment of Mr. Upland without cause, he will be entitled to receive severance pay for six months payable in installments pursuant to the Company’s regular bi-weekly payroll. The offer letter also provides that if in the three-month period prior to a change of control of the Company or in the twelve-month period following a change of control in the Company, Mr. Upland decides to terminate his employment, then Mr. Upland will be paid six months severance, payable in installments pursuant to the Company’s regular bi-weekly payroll and the Company will continue to pay the employer portion of his benefits through COBRA during the severance period. Mr. Upland’s unvested stock options will immediately vest in full upon a change of control.

Executive benefits and Payments upon termination	Termination due to Death or Disability	Termination for Cause	Termination by Us Other than for Cause		Resignation	Termination following Change in Control
Severance payment	$—	$—	$138,000	(1)	$—	$138,000	(1)
Accelerated stock options	—	—	—		—	—	(2)
COBRA Premiums	—	—	7,000		—	7,000
Accrued Vacation Pay	2,000	2,000	2,000		2,000	2,000

Totals:	2,000	2,000	147,000		2,000	147,000

(1)	Represents the amount of severance to which Mr. Upland would be entitled upon a termination without cause on January 3, 2009, the last day of the last fiscal year, under his offer letter payable in installments over six months pursuant to our regular bi-weekly payroll.

(2)	The exercise price of all of Mr. Upland’s options exceeded the closing price of our common stock on January 2, 2009.

Matthew Wilkerson

We entered into a letter agreement with Matthew Wilkerson, our Vice President of Sales and Retail Operations. Pursuant to this letter agreement, if we terminate the employment of Mr. Wilkerson without cause, he will be entitled to receive severance pay for six months payable in installments pursuant to the Company’s regular bi-weekly payroll, and the Company will continue to pay the employer portion of his benefits through COBRA during the severance period and deduct the employee portion from his bi-weekly payments.

Executive benefits and Payments upon termination	Termination due to Death or Disability	Termination for Cause	Termination by Us Other than for Cause	Resignation	Termination following Change in Control
Severance payment	$—	$—	$120,000	$—	$120,000
Accelerated stock options	—	—	—	—	—	(1)
COBRA Premiums	—	—	2,000	—	2,000
Accrued Vacation Pay	32,000	32,000	32,000	32,000	32,000

Totals:	32,000	32,000	154,000	32,000	154,000

(1)	The exercise price of all of Mr. Wilkerson’s options exceeded the closing price of our common stock on January 2, 2009.

Director Compensation

The following table sets forth a summary of the compensation we paid to our non-employee directors in the fiscal year ended January 3, 2009.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
John C. Hansen (1)	$15,000	—	$57,000	—	—	—	$72,000
Hilary Billings	20,000	—	15,000	—	—	—	35,000
Terry Lee (1)	15,000	—	15,000	—	—	—	30,000
Peter Lynch	18,000	—	13,000	—	—	—	31,000
William McDonagh	20,000	—	24,000	—	—	—	44,000
James Peters	15,000	—	18,000	—	—	—	33,000
Lawrence Wilkinson	23,000	—	15,000	—	—	—	38,000

(1)	Messrs. Hansen and Lee resigned as directors in May 2009.

(2)	Amount reflects the compensation cost for the year ended January 3, 2009 of the director’s options, calculated in accordance with FAS 123R and using a Black-Scholes valuation model. See Note 1 of Notes to Financial Statements found in our Annual Report on Form 10-K for the fiscal year ended January 3, 2009 for a discussion of the assumptions made in determining grant date fair value and compensation costs of equity awards.

The following table details information with respect to all options to purchase our common stock held by our non-employee directors outstanding on January 3, 2009:

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
John C. Hansen	75,000	—	$14.68	2/24/2015
	8,000	—	$5.41	1/23/2017
	7,333	667	2.80	3/14/2018

Totals:	90,333	667

Hilary Billings	30,000	—	4.50	1/2/2014
	5,000	—	0.25	6/1/2009
	8,000	—	5.41	1/23/2017
	7,333	667	2.80	3/14/2018

Totals:	50,333	667

Terry Lee	30,000	—	4.50	1/2/2014
	8,000	—	5.41	1/23/2017
	7,333	667	2.80	3/14/2018

Totals:	45,333	667

Peter Lynch	3,000	—	6.13	10/24/2016
	8,000	—	5.41	1/23/2017
	7,333	667	2.80	3/14/2018

Totals:	18,333	667

William McDonagh	30,000	—	7.00	3/3/2014
	8,000	—	5.41	1/23/2017
	7,333	667	2.80	3/14/2018

Totals:	45,333	667

James Peters	8,000	—	6.33	5/15/2017
	7,333	667	2.80	3/14/2018

Totals:	15,333	667

Lawrence Wilkinson	15,000	—	0.60	5/1/2011
	30,000	—	4.50	1/2/2014
	8,000	—	5.41	1/23/2017
	7,333	667	2.80	3/14/2018

Totals:	60,333	667

The grant date fair values of option grants to our directors in fiscal year 2008 are as follows:

Name	Grant Date	Number of Securities Underlying Options (#)	Exercise Price ($)	Grant Date Fair Value ($)
John C. Hansen	3/15/2008	8,000	2.80	$12,000
Hilary Billings	3/15/2008	8,000	2.80	$12,000
Terry Lee	3/15/2008	8,000	2.80	$12,000
Peter Lynch	3/15/2008	8,000	2.80	$12,000
William McDonagh	3/15/2008	8,000	2.80	$12,000
James Peters	3/15/2008	8,000	2.80	$12,000
Lawrence Wilkinson	3/15/2008	8,000	2.80	$12,000

In January 2007, we adopted a new director compensation plan. Under the plan, starting in January 2007, each non-employee director will receive:

•

an annual grant of options to purchase 8,000 shares (to be issued in January of each year, with an exercise price equal to the fair market value on the date of grant and monthly vesting over the 12 months following the date of grant);

•	An annual cash retainer of $10,000; and

•	An annual committee member of $5,000, with the chair of the Compensation Committee receiving $2,500 and the chair of the Audit Committee receiving $5,000.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Peter Lynch, Hilary Billings and Terry Lee served as members of our Compensation Committee during the last fiscal year. Mr. Lee is no longer a member of our Compensation Committee as a result of his resignation as a member of our Board of Directors in May 2009. None of the members of our Compensation Committee at any time has been one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the Board of Directors or Compensation Committee of any entity that has one or more executive officers serving on our Board of Directors or Compensation Committee.

COMPENSATION COMMITTEE REPORT

We have reviewed and discussed with management the Compensation Discussion and Analysis provisions to be included in this information statement. Based on the reviews and discussions referred to above, we recommend to the Board of Directors that the Compensation Discussion and Analysis referred to above be included in this information statement.

This report of the Compensation Committee is not “soliciting material,” shall not be deemed “filed” with the SEC and shall not be incorporated by reference by any general statement incorporating by reference this information statement into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing, except to the extent that we specifically incorporate this information by reference, and shall not otherwise be deemed filed under such acts.

The foregoing has been furnished by the Compensation Committee.

Peter Lynch (Chair)

Hilary Billings

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following is a description of transactions in our prior fiscal year to which we have been a party, in which any of our directors, executive officers, holders of more than 5% of our capital stock or any member of their immediate family had or will have a direct or indirect material interest, other than compensation and employment arrangements described under “Executive Compensation and Other Information.”

JH Partners, LLC Transactions. Since November 2000, we have leased space on a month-to-month basis for our San Francisco studio facility from JH Partners, LLC, a San Francisco-based private equity firm. John Hansen, the Chairman of our Board of Directors until his resignation as a director in May 2009, is President of JH Partners, LLC. We paid $160,000 in aggregate rental payments under this lease during fiscal year 2008.

Glenhill Special Opportunities Master Fund LLC Transaction. On July 20, 2009, we entered into the Securities Purchase Agreement with the Investor. The material terms and conditions of such transaction are described in the “Introduction” section of this information statement.

We believe that the terms of the transactions set forth above were no less favorable to us than terms we could have obtained from unaffiliated third parties.

We have entered into indemnification agreements with each of our executive officers and directors. The indemnification agreements generally require us to indemnify these individuals to the fullest extent permitted by Delaware law. In addition, we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances.

The Audit Committee reviews all related party transactions on an ongoing basis, and all such transactions must be approved by the Audit Committee, except for the transactions described above with Glenhill Special Opportunities Master Fund LLC which were reviewed and approved by the full Board of Directors. We have not adopted written procedures for review of, or standards for approval of, these transactions, but instead the Audit Committee or the Board of Directors intends to review such transactions on a case by case basis. In addition, the Compensation Committee and/or our Board of Directors will review and approve all compensation-related policies involving our directors and executive officers.

Our Board of Directors has determined that the members of our Board of Directors, with the exception of Mr. Brunner, who does not serve on our Audit Committee, Compensation Committee or Nominating and Corporate Governance Committee, are independent within the meaning of the independent director standards of the Securities and Exchange Commission and the Nasdaq Stock Market, Inc. Additional information concerning the independence of the members of our Board of Directors and its committees is set forth under “Information Regarding Directors.”

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Under Section 16(a) of the Securities Exchange Act of 1934, as amended, directors, officers and beneficial owners of ten percent or more of our common stock (“Reporting Persons”) are required to report to the Securities and Exchange Commission on a timely basis the initiation of their status as a Reporting Person and any changes regarding their beneficial ownership of our common stock. Based solely on our review of such forms received and the written representations of our Reporting Persons, we have determined that no Reporting Person known to us was delinquent with respect to their reporting obligations as set forth in Section 16(a) of the Exchange Act, except for the following: Ray Brunner, Theodore Upland and Matthew Wilkerson each filed one late Form 4 covering one transaction during fiscal year 2008, and Matthew Wilkerson filed one late Form 3 during fiscal year 2008.

LEGAL PROCEEDINGS

From time to time, we may be involved in legal proceedings and litigation incidental to the normal conduct of our business. We are not currently involved in any material legal proceedings or litigation.

COPIES OF PUBLIC FILINGS

We will furnish a copy of our annual report on Form 10-K for the year ended January 3, 2009 and any exhibit referred to in that filing without charge to each person to whom this information statement is delivered upon written or oral request by first class mail or other equally prompt means within one business day of receipt of such request. Any request should be directed to our corporate secretary at c/o Design Within Reach, Inc., 225 Bush Street, 20th Floor, San Francisco, CA 94104.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, file annual, quarterly and current reports and other information with the SEC. Reports and other information can be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about its public reference room. Most of our filings also are available to you free of charge at the SEC’s website at http://www.sec.gov.

Dated: July 20, 2009

By Order of the Board of Directors

DESIGN WITHIN REACH, INC.

/s/ Ray Brunner

Ray Brunner

President and Chief Executive Officer